06006310

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2006 WASH, D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Plan of Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 N. Whitney Avenue, Suite 101
(No. and Street)

Fresno	CA	93720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Reid (559) 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Grider & Company
(Name – *if individual, state last, first, middle name*)

325 E. Sierra	Fresno	CA	93710
(Address)	(City)	(State)	(Zip Code)

PROCESSED JUN 13 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California Plan of Church Finance, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of FRESNO ss

Signature

President
Title

Subscribed and sworn to before me on FEB. 24, 2006.

Susan A. Sanders
Notary Public

SUSAN A. SANDERS
COMM. #1464825
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Feb. 21, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2005

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

A Partnership Including Accountancy Corporations

Bobby D. Fowler, C.P.A.
Necia Wollenman, C.P.A.
Michael J. Bowers, C.P.A. Accountancy Corporation
Richard L. Holland, C.P.A.
Thomas L. Bell, C.P.A., Accountancy Corporation
Denise S. Hurst, C.P.A.
Cheryl A. Storer, C.P.A., A.P.A.
Kendall K. Wheeler, C.P.A.
Wayne D. Dill, C.P.A.
Pamela J. Gallemore, C.P.A., A.P.A.
Kenneth J. Labendeira, C.P.A. Accountancy Corporation

Rena R. Avedikian, C.P.A.
Kelli D. Steele, C.P.A.
Karl L. Noyes, C.P.A.
Julie B. Fillmore, C.P.A.
Sarah A. Ross, C.P.A., A.P.A.
Cory J. Bell, C.P.A.
Carrie M. Wiebe, C.P.A.

L. Jerome Moore, C.P.A. Retired
Robert E. Grider, C.P.A. Retired
Kenneth L. Aldag, C.P.A. Principal

Board of Directors
California Plan of Church Finance, Inc.
Fresno, California

We have audited the accompanying statement of financial condition of California Plan of Church Finance, Inc., as of December 31, 2005, and the related statements of income, changes in equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Plan of Church Finance, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in this report on pages 14 through 17 is presented for purposes of additional analysis as required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Grider & Company

February 10, 2006

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 4,036,293
Mortgage bond inventory	929,100
Receivables related to broker transactions (Note 3)	532,803
Other receivables	59,257
Investments in securities (Note 4)	38,269
Other investments	100,843
Prepaid income taxes	806,428
Prepaid expenses	182,380
Property and equipment, at cost, less accumulated depreciation of $ 427,429	2,027,441
Deposits - P.A.I.B.	100,000
Deferred tax asset, federal	46,000
TOTAL ASSETS	**8,858,814**

LIABILITIES AND EQUITY

LIABILITIES		
Accounts payable		260,296
Accrued commissions (Note 3)		2,147,121
Accrued expenses		144,905
Long-term notes payable (Note 5)		1,890,044
Obligation under capital lease (Note 6)		16,811
Deferred tax liability, California		8,900
TOTAL LIABILITIES		4,468,077
COMMITMENTS AND CONTINGENCIES (Note 9)		0
EQUITY		
Equity	$ 368,000	
Accumulated other comprehensive income	19,549	
Retained earnings	4,003,188	
TOTAL EQUITY		4,390,737
TOTAL LIABILITIES AND EQUITY		**$ 8,858,814**

See Accompanying Notes to Financial Statements

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUE		
Broker fees and commissions		$ 7,408,357
Underwriter fees		4,662,419
Interest		127,141
Other		109,202
Loss on disposition of assets		(108,069)
TOTAL REVENUE		12,199,050
EXPENSES		
Advertising	230,469	
Assessment fee	75,227	
Commissions	1,669,026	
Consulting	88,383	
Contributions	128,830	
Data processing	112,997	
Depreciation	121,090	
Director expenses	34,037	
Dues and subscriptions	21,260	
Education	30,317	
Filing fees	2,424	
Insurance	97,430	
Interest	197,092	
Lease expense	100,062	
Legal and accounting	175,902	
Marketing	153,728	
Miscellaneous	78,144	
Office	82,695	
Printing	3,670	
Payroll expenses	3,753,791	
Payroll taxes and benefits	720,398	
Postage and shipping	85,540	
Property maintenance	23,638	
Property taxes	21,333	
Storage	4,937	
Telephone	29,818	
Travel	136,254	
Utilities	17,379	
TOTAL EXPENSES		8,195,871
INCOME BEFORE PROVISION FOR INCOME TAXES		4,003,179
PROVISION FOR INCOME TAXES (Note 8)		1,599,583
NET INCOME		2,403,596
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized gain on investment		15,821
COMPREHENSIVE INCOME		**$ 2,419,417**

See Accompanying Notes to Financial Statements

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2005

	EQUITY	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS
BALANCE, January 1, 2005	$ 368,000	$ 3,728	$ 3,249,592
Net income	0	0	2,403,596
Dividends paid	0	0	(1,650,000)
Unrealized gain on investment	0	15,821	0
BALANCE, December 31, 2005	**$ 368,000**	**$ 19,549**	**$ 4,003,188**

See Accompanying Notes to Financial Statements

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 2,403,596
Adjustment to reconcile net income to net cash provided from operating activities:		
Depreciation		121,090
Loss on disposition of assets		108,069
Deferred taxes on other comprehensive income		(14,700)
Changes in:		
Mortgage bond inventory		(755,100)
Accounts receivable, related party		20,639
Receivables related to broker transactions		(430,360)
Prepaid income taxes		(806,428)
Other receivables		(45,184)
Prepaid expenses		(68,289)
Deferred tax asset, federal		14,000
Accounts payable		85,737
Accrued commissions		1,098,251
Accrued expenses		64,967
Income taxes payable		(742,785)
Deferred tax liability, California		5,400
NET CASH PROVIDED FROM OPERATING ACTIVITIES		1,058,903
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment	$ (67,450)	
Purchase of securities	(60,386)	
NET CASH USED BY INVESTING ACTIVITIES		(127,836)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term debt	(41,803)	
Payments on capital lease obligation	(7,427)	
Dividends paid	(1,650,000)	
NET CASH USED BY FINANCING ACTIVITIES		(1,699,230)
NET DECREASE IN CASH		(768,163)
CASH AND CASH EQUIVALENTS, beginning of year		4,804,456
CASH AND CASH EQUIVALENTS, end of year		**$ 4,036,293**
CASH FLOW INFORMATION		
Interest paid		**$ 197,092**
Income taxes paid		**$ 3,165,067**
Non-cash investing and financing activities		
Unrealized gain on investment		**$ 30,521**

See Accompanying Notes to Financial Statements

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The California Plan of Church Finance, Inc., was incorporated under the laws of the State of California in October 1993. The company originates and sells mortgage bonds for long-term financing associated with churches of various denominations and other institutions throughout the United States.

The following are the significant accounting policies of the company:

Method of accounting - The financial statements are prepared using the accrual basis of accounting. Broker fees and commissions income and related expenses are recorded on a trade-date basis as securities transactions occur. Underwriter fees are recognized upon release of escrow fees.

Mortgage bond inventory - Mortgage bond inventory consists of mortgage bonds purchased for resale and are stated at fair market value.

Investment in securities - The company's investment in securities is classified as "available for sale" securities and is carried on the financial statements at fair market value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported as a separate component of stockholder's equity as "Other Comprehensive Income".

Other investments - Other investments consist of funds on deposit with the Louisiana Baptist Foundation. The investment is stated at cost, which approximates market value.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided by the straight-line and accelerated methods for financial reporting and income tax purposes, at rates designed to distribute the costs of property and equipment over their estimated useful lives.

Retirements of depreciable property are charged to the allowance for depreciation to the extent of its related accumulated depreciation. The cost is removed from the asset account, and any profit or loss on disposition is credited or charged to income.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Comprehensive income - Comprehensive income consists of net income plus unrealized gain on investment, which is referred to as other comprehensive income. Other comprehensive income is presented in the statement of income, and an analysis of changes in accumulated other comprehensive income is presented in the statement of changes in equity.

NOTE 2: **RELATED PARTY TRANSACTIONS**

The California Plan of Church Finance, Inc, is a subordinate corporation of California Baptist Foundation. The board of directors of California Plan of Church Finance, Inc., is comprised of board members who serve on the California Baptist Foundation board and at-large members.

For the year ended December 31, 2005, related party transactions consist of the following:

Note payable to California Baptist Foundation (see Note 5)	$ 642,813
Dividends paid to California Baptist Foundation	1,650,000
Lease of office space at 7120 N. Whitney to California Baptist Foundation. Rent income received for the year ended December 31, 2005	96,617

NOTE 3: **RECEIVABLES AND PAYABLES RELATED TO BROKER TRANSACTIONS**

Amounts receivable and payable related to broker transactions at December 31, 2005, consist of the following:

	RECEIVABLE	PAYABLE
Trailer fees	$ 299,822	$ 0
Clearing settlement	152,121	0
Underwriting fees	80,860	0
Commissions	0	2,147,121
	$ 532,803	**$ 2,147,121**

NOTE 4: **INVESTMENT IN SECURITIES**

Investment in securities as of December 31, 2005, is summarized as follow:

	Cost	Quoted Market Value	Unrealized Gain
Available-for-sale securities			
Common stock	$ 22,258	$ 38,269	$ 16,011

The fair value of the investment securities is obtained from various quotation services.

NOTE 5: **LONG-TERM NOTES PAYABLE**

Long-term notes payable at December 31, 2005, consist of the following:

San Joaquin Bank, payable in monthly installments of $11,023, including interest at prime plus 2%, maturing January 2008. Secured by commercial security agreement.	$ 1,247,231
California Baptist Foundation, payable in monthly installments of $5,425, including interest at 9.25%, maturing January 2032. Secured by deed of trust.	642,813
	$ 1,890,044

NOTE 5: **LONG-TERM NOTES PAYABLE** (Continued)

Annual maturities of long-term debt are the following:

2006	$ 46,065
2007	49,754
2008	1,171,106
2009	7,871
2010	8,631
Thereafter	606,617
	$ 1,890,044

NOTE 6: **OBLIGATION UNDER CAPITAL LEASE**

Included in property and equipment is leased equipment under a capital lease of $29,143, with accumulated amortization of $7,979, which has been included in depreciation expense. Future minimum lease payments under the lease, together with the present value of the net minimum lease payments as of December 31, 2005, are as follows:

YEAR ENDING DECEMBER 31,		
2006		$ 9,144
2007		9,144
	Total minimum lease payments	18,288
	Less amount representing interest	1,477
	Present value of minimum lease payments	**$ 16,811**

NOTE 7: **RETIREMENT PLAN**

The company has a 401(k) retirement plan covering all active, full-time employees who are age 18 or older. The plan allows eligible employees to defer up to 25% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The company matches employee contributions up to a maximum of 5% of the employee's deferral.

The employer may make an additional, discretionary contribution to the plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

The total contribution expense for 2005 was $281,722.

NOTE 8: PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 2005, is as follows:

CURRENT		
Federal		$ 1,253,995
California and other states		340,888
		1,594,883
DEFERRED		
Federal	$ 2,000	
California	2,700	
		4,700
		$ 1,599,583

Deferred tax expense is a result of the following

	Federal	California	Total
Depreciation	$ (6,000)	$ 2,700	$ (3,300)
State tax expense	8,000	0	8,000
	2,000	2,700	4,700
Other comprehensive income	12,000	2,700	14,700
	$ 14,000	**$ 5,400**	**$ 19,400**

NOTE 9: COMMMITMENTS AND CONTINGENCIES

Operating Leases

The organization leases office space and equipment under operating leases. The operating leases terminate as follow:

Office - 7080 N. Whitney	June 30, 2007
Copier KM-4035	July 31, 2007
Copier KM-C830D	October 31, 2007
Copier KM-6230	March 31, 2008
Telephone system	June 30, 2007
Mail machine/postage meter	December 31, 2006

NOTE 9: **COMMMITMENTS AND CONTINGENCIES** (Continued)

Operating Leases (Continued)

Future minimum lease payments are as follow:

	Office Lease	Copiers	Telephone System	Mail Machine/ Postage Meter
YEAR ENDED DECEMBER 31,				
2006	$ 53,100	$ 8,912	$ 41,484	$ 3,072
2007	27,000	7,676	20,742	0
2008	0	984	0	0
	$ 80,100	**$ 17,572**	**$ 62,226**	**$ 3,072**

Total rent expense for the year ended December 31, 2005, was $105,668.

NOTE 10: **CREDIT RISK**

The company maintains its cash accounts with banks located in Fresno, California. The Federal Deposit Insurance Corporation (FDIC) insures total cash balances up to $100,000 per bank. At December 31, 2005, the company had cash accounts with combined balances of $4,106,664 that were not FDIC insured.

At December 31, 2005, cash and cash equivalents includes funds held at a clearing firm in the amount of $158,306. This account is not insured by the FDIC nor guaranteed by the U.S. government.

NOTE 11: **NET CAPITAL REQUIREMENTS**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the company had net capital of $1,518,815 and a ratio of aggregate indebtedness to net capital of 1.74 to 1.

Moore Grider & Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
California Plan of Church Finance, Inc.
Fresno, California

In planning and performing our audit of the financial statements of California Plan of Church Finance, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 E. Sierra / Fresno, CA 93710 / 559 440-0700 fax 559 440-0600
www.mooregrider.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Moore Grider & Company

February 10, 2006

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net Capital		
Total shareholders' equity		$ 4,390,737
Nonallowable assets:		
Securities not allowable	$ (1,029,943)	
Receivables from non-customers	(1,398,488)	
Prepaid expenses	(182,380)	
Equipment - net of depreciation	(209,371)	
Deferred tax asset	(46,000)	(2,866,182)
Net capital before haircut on securities		1,524,555
Haircut on securities		(5,740)
Net Capital		**1,518,815**
Aggregate Indebtedness		
Items included in statement of financial condition		
Payable to non-customers	266,015	
Accounts payable, accrued liabilities, expenses and other	2,286,307	
Note payable	88,787	**2,641,109**
Computation of Basis of Net Capital Requirement		
Minimum net capital required based on aggregate indebtedness		**176,073**
Minimum dollar requirement		**100,000**
Minimum net capital required based on aggregate indebtedness		**176,073**
Excess Net Capital		**1,342,742**
Ratio: aggregate indebtedness to net capital		1.74 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in company's Part IIA (unaudited) Focus Report		1,524,212
Net audit adjustments:		
Deferred taxes payable		(5,397)
Net Capital, per above		**$ 1,518,815**

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Note: California Plan of Church Finance, Inc., is exempt from providing supplementary information regarding the computation of reserve requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2005, California Plan of Church Finance, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Note: California Plan of Church Finance, Inc., is exempt from providing supplementary information relating to possession or control requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2005, California Plan of Church Finance, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.

CALIFORNIA PLAN OF CHURCH FINANCE, INC.

SCHEDULE IV

SCHEDULE FOR SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

DECEMBER 31, 2005

Note: California Plan of Church Finance, Inc., is exempt from providing supplementary information related to segregation requirements pursuant to SEC Rule 15c3-3k(2)i. During the year ended December 31, 2005, California Plan of Church Finance, Inc., complied with the conditions of Exemption k(2)i by not carrying margin accounts and promptly forwarding customer funds to a qualified bank escrow agent.